UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

INTL FCStone Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46116V105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46116V105	13G/A

1.	NAMES OF REPORTING PERSONS Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 46116V105	13G/A

1.	NAMES OF REPORTING PERSONS The Duke Endowment
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 46116V105	13G/A

1.	NAMES OF REPORTING PERSONS Employees’ Retirement Plan of Duke University
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON EP

CUSIP No. 46116V105	13G/A

1.	NAMES OF REPORTING PERSONS Duke University Health System, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 46116V105	13G/A

1.	NAMES OF REPORTING PERSONS DUMAC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

INTL FCStone Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

708 Third Avenue, Suite 1500

New York, NY 10017

Item 2(b).	Name of Person Filing:

Duke University

The Duke Endowment

Employees’ Retirement Plan of Duke University

Duke University Health System, Inc.

DUMAC, Inc.

Item 2(b).	Address of Principal Business Office:

Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

The Duke Endowment

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Employees’ Retirement Plan of Duke University

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Duke University Health System, Inc.

c/o DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

DUMAC, Inc.

280 S Mangum St., Suite 210

Durham, NC 27701

Item 2(c).	Citizenship:

Duke University

North Carolina

The Duke Endowment

North Carolina

Employees’ Retirement Plan of Duke University

North Carolina

Duke University Health System, Inc.

North Carolina

DUMAC, Inc.

North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

46116V105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☒	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(d)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

DUMAC, Inc. (“DUMAC”), Duke University, The Duke Endowment, Duke University Health System, Inc. and the Employees’ Retirement Plan of Duke University (collectively, the “Reporting Persons”) have previously filed a Schedule 13G to report shares of Common Stock, par value $.01 per share (the “Common Stock”) of INTL FCStone Inc., a Delaware corporation (the “Issuer”) over which they could acquire beneficial ownership if they were to terminate their investment management agreement with Bares Capital Management, Inc. (“Bares”). As of December 31, 2014, the Reporting Persons have terminated their investment management agreement with Bares and none of the Reporting Persons beneficially own any shares of Common Stock of the Issuer.

DUMAC is a North Carolina non-profit corporation. DUMAC manages the investment of endowment and other assets of Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc. and The Duke Endowment. DUMAC does not hold legal title to its clients’ assets. The members of the board of directors of DUMAC are appointed by the executive committee of the board of trustees of Duke University.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 17, 2015

Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

The Duke Endowment

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Employees’ Retirement Plan of Duke University

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

Duke University Health System, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.

DUMAC, Inc.

By:	/s/ Robert E. McGrail
	Name:	Robert E. McGrail
	Title:	Secretary

DUMAC, Inc.